SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005
(Commission File No. 333-127853)

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
(Exact name of registrant as specified in its charter)

BELGO-MINEIRA STEEL COMPANY
(Translation of Registrant's name into English)

Av. Carandaí, 1,115, 26° andar
30130-915 – Belo Horizonte, MG, Brazil
55-31-3219-1348
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

NIRE 313000463389 - CNPJ/MF 24.315.012/0001 -73

Listed Company

BOARD OF DIRECTORS
MINUTE OF MEETING

Held on November 16, 2005

1. DATE, HOUR AND ADDRESS. Held on 16 of November of 2005, at 14:00 PM, at the registered office of the Company at Avenida Carandaí, 1.115, 26th floor, Belo Horizonte, Minas Gerais State.

2. CALLING AND PRESENCE. Regular calling, meeting installed and chaired in accordance with the Company’s By-laws. Presence of the following Directors: Carlo Panunzi, Antônio José Polanczyk, Márcio Mendes Ferreira, José Armando de Figueiredo Campos, Ivan Gonçalves Ribeiro Guimarães, Carlos Eduardo de Freitas; having the Director Plínio Simões Barbosa sent his written vote and the Directors Roland Junck e Paul Lodewijik Juul Emiel Matthys appointed their substitutes pursuant the Article 10 of the Company’s By-laws.

3. WORKING BOARD. Carlo Panunzi- Chairman of the Board of Directors; Márcio Mendes Ferreira- Secretary.

4. SUBJECT AND DECISIONS:

4.1 Presentation and outcoming of the corporate operations approved on the General Shareholders Meeting held at 28 and 30 of September of 2005.

4.2 Taking into account the resignation of the Company’s Executive Officers elected in the Board of Directors meeting held at 15 of April of 2005, the Board of Directors approved by unanimity, to complete the term of office which will finish in the Ordinary General Shareholders Meeting to be held in 2007, the election of:

a. To the executive office position of Chief Executive Officer together with the executive office position of Executive Officer in charge of the Business Unit of Slabs, Mr. JOSÉ ARMANDO DE FIGUEIREDO CAMPOS, Brazilian,, married, mining engineer, ID nº

M-3.271.488, issued by SSP-MG, enrolled with CPF : 127.974.506 -06, business address at Avenida Carandaí, 1.115, 26th floor, Belo Horizonte, Minas Gerais State, CEP: 30.130 -915;

b. To the executive office position of Senior Vice-President, together with the executive office position of Executive Officer in charge of the Business Unit of Long Still products and Commercial Distribution, Mr. CARLO PANUNZI, luxembourger, married, electro-mechanist engineer, National Foreigner Register V-285.247 -1- SPMAF/SR/MG, enrolled with CPF: 014.063.816 -40, business address at Avenida Carandaí, 1.115, 26th floor, Belo Horizonte, Minas Gerais State, CEP: 30.130 -915; and

c. To the executive office position of Executive Officer together with the executive office position of Investor Relation, Mr. LEONARDO DUTRA DE MORAES HORTA, Brazilian, married, lawyer, ID M-288.444, issued by SSP-MG, enrolled with CPF: 194.335.736 -68, business address at Avenida Carandaí, 1.115, 26º andar, Belo Horizonte, Minas Gerais State, CEP: 30.130 -915.

4.2.1 Each of the Executive Officers elected in accordance with the terms provided in the letters (a) and (b) of the item 4.2 above, shall be in charge of running and supervising the controlled companies related to each respective Business Unit, coordinating the relationship between and among such controlled companies and the Company.

4.2.2. The Board of Executive Officers decisions regarding, preponderantly, the Business Units to which are designated the Executive Officers mentioned in the letters (a) and (b) of item 4.2 above, shall only be taken with the affirmative vote of the respective Executive Officer.

4.2.3 To the purpose of Article 147 of Lei nº 6.404/76 as well as the Register of Commerce, all the Executive Directors above elected hereby represents that (i) the legal requirements are fulfilled and (ii) they have not committed any act that may impede them to take office and to practice the business activity; proof of such condition was presented and filed with the Company’s registered office.

4.3. Submit to the General Shareholders Meeting the following proposal:

4.3.1 Reversal split of the existing shares issued by the Company, taking into account that (i) the existing Company’s shares are quotated under blocks of thousands shares and negotiated, by standard block (at sight market) of ten thousands shares each and (ii) under Bovespa’s instruction, the listed companies shall convert to the single quotation and negotiation by standard block (at sight market) of one hundred shares each and, besides that, (iii) within the purpose of increasing the liquidity by means the access of small investors in accordance with the following conditions: (1) reversal split’s rate and negotiation: the shares shall be grouped on 20 (twenty) shares issued by the Company for 01 (one) share, therefore, as of December 23, 2005, (including); the quotation shall be in single basis and the negotiation shall be made under standard block (at sight market) of 100 (hundred) shares each (2) owners of American Depositary Receipts (ADRs): simultaneously to the reversal split in the Brazilian market, the ADRs shall be negotiated on the rate of 01 (one) share for each ADR; (3) shares’ fractions procedures: at December 22, 2005, after the reversal split approval by the General Shareholders Meeting, the controlling shareholder shall assign, without charges, the enough number of shares in order to complete the lack of necessary fractions to form one share. Therefore, the reversal split shall not cause the exclusion of any Company’s shareholder;

4.3.2 Complete amendment to the Company’s By-Laws including to: (i) amend the Company’s corporate name to Arcelor Brasil S.A.; (ii) provide a new wording to the Article that concerns the Company’s purpose in order to clarify its existing or potential activities; (iii) considering the reversal split referred to in item (a) above and the extinction of the preferred shares occurred as a consequence of the corporate reorganization which was mentioned in the press release published as of July 28, 2005, amend the Company’s Capital Stock and the Authorized Capital; (iv) empower the Company’s General Shareholders Meeting to grant stock option plan to the management and employees of the Company; (v) not allow the Company to issue founders shares; (vi) set forth rules regarding rights to the minorities shareholders in the event of sale of the control of the Company; (vii) amend the Chapter related to the General Shareholders Meeting in order to amend the rules concerning the shareholders participation, as well as their call, installation and working on such meeting; (viii) amend the Chapter regarding the Company’s management in order to: (1) amend the Board of Director’s and the Board of Executive Officers’s composition; (2) amend the term of office for the members of the Board of Directors and for the Executive Officers; (3) amend the substitution procedures for the members of the Board of Directors and Executives Officers; (4) establish that the Directors shall not be elected to executive positions; (5) set forth the rules and procedures for the Board of Directors’ and Board of Executive Officers’ workings; (6) establish the forecast to form technical and consultative committees; (7) amend the Board of Directors’, Board of Executive Officers’ and the executive officers’ duties; and (8) amend the Company’s representatives designation rules; (ix) amend the Fiscal Council’s composition; (x) set forth the taking office and substitution procedures of the Fiscal Council’s members; (xi) amend and detail the employment of the Financial Year’s net profits; (xii) amend the wording of the Articles related to the interest on stockholders equity’s payment and to the intermediate profits sharing; and (xiii) amend the Article regarding the Company’s dissolution;

4.4 To call the Extraordinary General Shareholders Meeting to discuss and decide on: (i) reversal split of commom shares, (ii) complete amendment to the Company’s By-Laws; and (iii) renew of the Company’s Board of Directors by means of an election of all of its Directors with the term of office to be finished on the Ordinary General Shareholders

Meeting which will discuss the Financial Statement related to the Financial Year ended as of December 31, 2005.

5. CLOSING. The meeting was finished and the minute of meeting was prepared, read and, then, approved and executed by the present Directors.

6. SIGNATURES: Carlos Panuzi (by himself and on behalf of Plínio Simões Barbosa, Paul Lodewijk Juul Emiel Matthys e Roland Junck); Márcio Mendes Ferreira; Antônio José Polanczyk; José Armando Figueiredo Campos; Ivan Gonçalves Ribeiro Guimarães; Carlos Eduardo de Freitas.

In accordance with the original drawn up in the registry book.

Belo Horizonte, 16 of November of 2005.

Marcio Mendes Ferreira
Secretary of the Board of Directors

________________________________________

Draft of the

BY- LAWS

ARCELOR BRASIL S.A.

________________________________________

SUMMARY

CHAPTER I - NAME, PURPOSE, REGISTERED OFFICE AND DURATION

CHAPTER II - CAPITAL AND SHARES

SECTION I - TRANSFER OF CONTROL

CHAPTER III - GENERAL MEETING

CHAPTER IV - MANAGEMENT

CHAPTER V - BOARD OF DIRECTORS

SECTION I - COMPOSITION

SECTION II - WORKINGS

SECTION III - DUTIES

SECTION IV - TECHNICAL AND CONSULTANT COMMITTEES

CHAPTER VI - BOARD OF EXECUTIVE OFFICERS

SECTION I - COMPOSITION

SECTION II - WORKINGS

SECTION III - DUTIES

SECTION IV - REPRESENTATIVES

CHAPTER VII - FISCAL COUNCIL

CHAPTER VIII - FINANCIAL YEAR AND DISTRIBUTION OF PROFITS

CHAPTER IX - DISSOLUTION OF THE COMPANY

CHAPTER X - THE BY-LAWS AMENDMENT SCHEDULE

CHAPTER XI – TEMPORARY PROVISONS

BY-LAWS

ARCELOR BRASIL S.A.

CHAPTER I - NAME, PURPOSE, REGISTERED OFFICE AND DURATION

Article 1 - ARCELOR BRASIL S.A., is a joint-stock company governed by these By-Laws and by applicable legislation.

Article 2 - The purpose of the Company is:

I. the promotion, building and exploitation of industries and enterprises in the steel and/or metal sector, in Brazil and abroad, including the production and commerce of products, sub-products or supplies for or originated by these activities, as well as the exploitation of any other related, correlative or complementary activities, that may be of, directly or indirectly, consequence for the achievement of the Company’s main activities;

II. the participating in any fashion in other companies or associations, in Brazil and abroad, whose purpose shall be: (i) promote, organize, build and exploit projects and enterprises in the steel and/or metal sector, or related, complementary or correlative activities, including the production and commerce of energy or other insumos and sub products of the steel and/or metal activities; or (ii) or in such companies, directly or indirectly;

III. the rendering of corporate services for controlled companies, affiliated companies and third parties, in Brazil or abroad, since these services are compatible with the purpose and interests of the Company;

IV. the commerce, importation, exportation, transport, storage and representation on the commerce, importation and exportation of steel and/or metal insumos or products, including logistics and port operation activities; and

V. the practice, directly or indirectly, of any other commercial and industrial activities related to the above mentioned purposes, including the research, extraction, processing and sale of ores, the elaboration, execution and management of forestation and reforestation projects, including the production of vegetable charcoal from its forests.

Article 3 - The registered office and legal venue of the Company shall be in the city of Belo Horizonte, State of Minas Gerais, the Company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the Company shall be unlimited.

CHAPTER II - CAPITAL AND SHARES

Article 5 - The Capital Stock, fully subscribed and paid, is R$ xxxxxxxxxxxx (xxxxxxxxxxxx Brazilian reais) corresponding to xxxxxxxxxxx (xxxxxxxxxxxxx) common, book, nominative shares, all carrying no par value.1

Sole Paragraph - Each common share shall confer the right to one vote in decisions made at General Meetings.

Article 6 - The Company is authorized to increase its Capital Stock up to the limit of xxxxxxxxx (xxxxxxxxxx)2 common shares. Within the limit authorized by the present Article the Company shall, by means of a decision of the Board of Directors, be entitled to increase the Capital Stock without any amendment of the By-laws by means of the issuance of common shares.

§1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§2 - By deliberation of the Board of Directors, shares, convertible debentures into shares, subscription warrant may be issued without the pre-emptive rights to the shareholders at that relevant moment, or with the reduction of the term for its exercise, in accordance with the Article 172 and its Sole Paragraph, of Lei 6.404 from December 15, 1976 (“Lei 6404/76”).

§3 - Provided that the plans approved by the General Meeting are complied with, the Company shall be entitled to grant the stock option purchase to its managers and employees, under the terms to be defined by the Board of Directors.

§4 – The Company shall not issue founders shares.

Article 7 - Shares shall be maintained in a deposit account in the name of their holders at an authorized financial institution, without the issue of certificates.

§1 - The Company may charge for the cost of transferring ownership of book entry shares in accordance with the limits established by the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários-CVM).

____________________
1 The total amount of Capital Stock shall be defined after the acquisition phase of share’s fraction outcoming from (i) the merger of shares operation, and (ii) the scheduled reversal split.

2 The limit for the authorized capital shall be equivalent to 150% from the number of shares in which the capital is divided for.

§2 - The Company may suspend share transfer services for periods not exceeding 15 (fifteen) days each and a total of 90 (ninety) days in any one year.

Section I - The Transfer of Control

Article. 8 – The onerous assignment of a portion of shares which assure a shareholder, or group of shareholders under same control or jointed by voting agreement, the effective power to control the Company, directly or indirectly, either through one single operation, as through successive operations, shall be agreed upon the precedent or resolutory condition that the purchaser of such the power to control must carry out, a public tender offer directed to all remaining shareholders, in equal conditions offered to the selling controlling shareholder.

§1 - The transfer of shares or rights inherent to the shares issued by the Company, or others securities convertible into shares, directly or indirectly, between or among Related Persons, even when implying the consolidation of the power of control in one single shareholder, shall not be considered transfer of power of control and shall not cause a mandatory public offer as set forth in the head of this Article. “Related Persons”, to the purpose of this Section, means the Company’s ultimate controlling shareholder and the persons or entities, directly or indirectly, under common control of such controlling shareholder.

§2 – The term, the documentation and the procedures related to the public offer mentioned in this Section shall be those required by the applicable legislation ruled by Comissão de Valores Mobiliários as amended and in force at the appropriate time.

Article 9 - The public tender offer for the acquisition of shares referred in the head of the Article 8 shall also be required in the event of onerous assignment of subscription rights of shares or of other kind of bonds or rights related to securities conversable into shares issued by the Company, which may led to the transfer of a portion of shares that assure the Company’s power of control.

Article 10 - The public tender offer referred in the Article 8 must also be required in case one person which is not a Related Person acquires the Company’s power of control by means of the acquisition of shares issued by the entity which holds the ultimate power of control of the Company. In such event, such entity shall be obligated to inform Bolsa de Valores de São Paulo (“Bovespa”) the change in its shareholding control and the shareholder who acquired such power of control must be obligated to inform to Bovespa the valuation allocated to the Company considered to this operation.

CHAPTER III - GENERAL MEETING

Article 11 - The General Meeting, duly called and installed in accordance with the law and these By-laws, has powers to decide on all business activities relating to the object of the Company, as well as to make the decisions it considers appropriate to defend and for the development of the Company.

§1- The Ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever the law or the Company interests demand the pronouncement of the Company shareholders, duly called by the Board of Directors.

§2 - The notices of calling shall be published according to the law and must include the agenda, the date and time in which the General Meeting will occur, and, in case of Bylaws amendment, the designation of the matters involved and the indication that the relevant documentation is available at the Company’s registered office.

§3 - Shareholders may take part in the General Meeting upon the proof of ownership of shares issued by the Company in their namesin accordance with the register of the respective shares in the records of the financial institution acting as the depositary agent for the same shares prior to 2 (two) business days the date the General meeting is scheduled to be held.

§4 - The shareholder may be represented in the General Meeting by a proxy, constituted in less then one year, since (i) the proxy is a shareholder, Company’s executive officer, attorney at law or financial institution, provided that the investment funds shall be represented by their respective administrator; and (ii) the proxy shall be filled in the Company’s registered office, prior to 2 (two) business days before the date the General Meeting is scheduled to be held.

§5 - Excepting those cases in which the law determines a qualified “quorum”, the decisions of the General Meeting shall be taken by an absolute majority vote, excluding blank votes and abstentions.

§6 - The shareholders shall sign the Attendance Book before the General Meeting is installed, indicating name, nationality, residence and the number of shares owned.

Article 12 - The General Meeting shall be installed and chaired by the Chairman of the Board of Directors or, in his absence or impediment, by other member of the Board of Directors, being the secretary any person chosen by the majority of the present shareholders.

§1 - In the event of absence or impediment of the Chairman and of other Board of Directors’ members, the General Meeting shall be installed and chaired by a shareholder chosen by the majority of the present shareholders.

§2 - The Secretary of the General Meeting shall be responsible for drafting the respective minutes of meeting, as well as for the issuance of abstracts of the minutes and certificates of incumbency, deliberations and proceedings of such General Meeting, allowed also the mentioned issuances of abstracts made by the Chairman of the respective General Meeting.

CHAPTER IV - MANAGEMENT

Article 13 - The Board of Directors and the Board of Executive Officers members shall be responsible for the management of the Company.

§1 - The term of office of the members of the Board of Directors and the Board of Executive Officers shall be 1 (one) years, their re-election being permitted, not being obligated to offer a guarantee of their managing acts.

§2 - All managers shall take office by means of signing the Minute Book of the Board of Directors or of the Board of Executive Officers, as the case may be, within the following 30 (thirty) days after their election, and they shall only take office by means of the previous subscription of the "Termos de Anuência dos Administradores", as referred in the regulations of "Práticas Diferenciadas de Governança Corporativa" issued by Bovespa.

§3 - The term of office of the members of the Board of Directors and of the Board of Executive Officers shall be extended until their respective successors have taken office.

§4 - The General Meeting shall fix the overall amount for the remuneration of the managers, in accordance with the applicable legislation.

§5 - The members of the Board of Directors shall not be elect as a member of the Board of Executive Officers.

CHAPTER V - BOARD OF DIRECTORS

Section I - Composition

Article 14 - The Board of Directors, a joint decision-making body, shall be elected and removed, at any time, by the General Meeting and shall be formed of a minimum number of 5 (five) and a maximum number of 9 (nine) effective members, resident in Brazil or abroad, all being shareholders in the Company, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§1 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected by the members thereof during a Board of Directors Meeting to be held immediately after the General Meeting which has elected them.

§2 - The Chairman of the Board of Directors shall have, together with his regular vote, the casting vote, to be exercised in case of parity in the Board of Directors decisions.

§3 - In the case of temporary impediment or absence, the Vice-Chairman shall replace the Chairman of the Board of Directors, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman.

§4 - During their absences, the others members of the Board of Directors may designate a substitute, by means of their written indication, among the others remaining and able members; such substitute shall vote in the name of replaced member, together with his own vote.

§5 - Should a vacancy occur in the office of a member of the Board of Directors, disregarding of the set forth in the §7 below, the vacancy shall be filled by a substitute, nominated by the remaining members, who shall serve until the next General Meeting. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§6 - Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall cause a new election to those positions as sun as possible after the new Board of Directors members take charge in the terms of the above §5.

§7 - Whenever the Board of Directors is elected under the cumulative vote regime: (i) the removal of any member of the Board of Directors by the General Meeting shall cause the removal of all of the remaining members of the Board of Directors, resulting in the new election; (ii) should other cases of vacancy occur, the first General Meeting shall carry out the new election of all members of the Board of Directors.

§8 - The Board of Directors shall have a Secretary, who shall not be a member of such body, in whose absence or impediment shall be replaced by another person to act temporarily as designated by the Chairman of the Board of Directors.

Section II - Workings

Article 15 - The Board of Directors shall meet on an ordinary basis once each 3 (three) months and extraordinary whenever called by its Chairman or, in his absence, by its Vice-Chairman or by any of 02 (two) members acting together.

Article 16 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its present members.

§1 - In the meetings of the Board of Directors, it will be considered attending the meeting the members: (i) that appoint, in writing, substitutes among the members of the Board of Directors; (ii) participate by conference call or video-conference or any other means that allow the members to see and / or hear each other, or, (iii) that previously issue a written vote.

§2 - Whenever the meeting occurs as provided in the §1, (ii) above, the meeting will take place at the Company’s registered office if any member of the Board of Directors is located in the Company’s registered office or; at the place where the Chairman or his substitute is located.

§3 - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the members present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

Section III - Duties

Article 17 - The Board of Directors shall be responsible for:

I. appointing, evaluating and at any time removing the Executive Officers of the Company;

II. assigning functions to the Executive Officers, after consultation with the Chief Executive Officer, and set forth the limits of decision to the Board of Executive Officers as provided in this By-Laws;

III. distributing the global remuneration established by the General Meeting among its members and those of the Board of Executive Officers;

IV. approving the policies relating to selection, evaluation, development and remuneration of members of the Board of Executive Officers;

V. establishing the general guidance of the business of the Company and of its controlled companies;

VI. approving the strategic guidelines and the business plan of the Company and controlled companies submitted annually by the Board of Executive Officers;

VII. approving the Company's and controlled companies annual and multi-annual investment budgets, submitted by the Board of Executive Officers;

VIII. monitoring and evaluating the economic and financial performance of the Company and its controlled companies, and may request the Board of Executive Officers to provide reports with specific performance indicators;

IX. approving and, if it is the case, submitting to the General Meeting, merger, split-off and corporate operations, in which the Company or any of its controlled companies are total or partly subject, party or involved, as well as incorporation of companies or its transformation in another kind of corporation which values exceeds the limits established for the Board of Executive Officers as defined by the Board of Directors;

X. making decisions concerning the investments and/or divestiture opportunities to the Company and/or to its controlled companies and on acquisitions directly or indirectly of shares in the capital of other companies which values exceeds the limits established for the Board of Executive Officers as defined by the Board of Directors;

XI. approving the issuance by the Company of commercial papers for public distribution, as well as of simple debentures, not convertible into share and without collateral in accordance with proposal submitted by the Board of Executive Officers;

XII. approving the accounts of the Board of Executive Officers, substantiated in the Annual Administration Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XIII. approving the proposal for the employment of profit for the year, the distribution of dividends submitted by the Board of Executive Officers and, when necessary, present the capital budget, and, in accordance to the applicable legislation, send it for subsequent submission to the General Meeting;

XIV. selecting and removing independent auditors;

XV. inspecting the management work of the Executive Officers and at any time examining the books and papers of the Company, requesting information about contracts signed or about to be signed, as well as any other acts related to the Company purpose;

XVI. approving the corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information; the code of conduct and the internal control system in order to avoid conflicts of interests between the Company and/or its controlled companies, in one side, towards the shareholders or managers, directly or indirectly, of the Company, in the other side;

XVII. approving the purchase of, sale of and placing of liens on fixed assets and for the constitution of encumbrances by the Company or its controlled companies, which exceed the limits established for the Board of Executive Officers as defined by the Board of Directors;

XVIII. approving the provision of guarantees in general, and contracting of loans and financing and signing of other financial contracts in which the Company and/or its controlled companies act as party; when they exceed the limits established for the Board of Directors;

XIX. excluded the operations between the Company and its whole-owned companies, authorize the signing or alteration of contracts of single or cumulative annual value of or superior to 1% (one per cent) of the Company’s net worth between the Company or its controlled companies, in one side, and, in the other side (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the Company participates, directly or indirectly, and the Board of Directors may establish limits and procedures, which meet the requirements and nature of the operations, disregarding of keeping the aforementioned body duly informed of all Company and its controlled companies operations with related parties referred above;

XX. authorizing the purchase of shares of its own issuance for maintenance in Treasury, cancellation or subsequent sale; and

XXI. calling the General Meeting and expressing its opinion, if necessary, regarding any matter to be submitted to the General Meeting; and

XXII – submit the matter to the General Meeting and, after its authorization, approving stock option plans in the benefit of its managers and employees, submitted by the Board of Executive Officers.

Section IV - Technical and Consultant Committees

Article 18 - The Board of Directors, at its discretion, may establish, for its consulting support, committees to fulfill consultant or technical tasks.

Sole Paragraph - The members of the committees, above mentioned, shall be remunerated as established by the Board of Directors, and those members who are managers of the Company shall only be entitled to additional remuneration for participating on the committees if the Board of Directors decides in this manner.

CHAPTER VI - BOARD OF EXECUTIVE OFFICERS

Section I – Composition

Article 19 - The Board of Executive Officers, the executive management body of the Company, elect and dismissed at any time by the Board of Directors, shall consist of at least 2 (two) and up to 5 (five) Executive Officers, all residents in Brazil, one of whom shall be the Chief Executive Officer, the other a Senior Vice-President and others Executive Officers.

Sole Paragraph - The minute of the Board of Directors meeting which elect, remove, designate and establish the Executive Officers duties, including the designation of specific business units to different Executive Officers, shall be recorded at the Minas Gerais State board of trade and published, in accordance with the law.

Section II – Workings

Article 20 - In the case of temporary impediment or absence of the Chief Executive Officer, same shall be replaced by the Senior Vice-President or, in the event of simultaneous temporary impediment or absence of such officer, by another member of the Board of Executive Officers designated by majority vote of the members of the Board of Executive Officers, being the substitute in charge, until the end of such impediment or absence, for all legal, statutory and regulatory duties and responsibilities of the Chief Executive Officer.

§1 - In the case of temporary impediment or absence of the Senior Vice-President or of any other Executive Officer, same shall be replaced by one of the Executive Officers appointed by the Chief Executive Officer, accumulating the substitute the legal, statutory and regulatory responsibilities of the absent or impeded Executive Officer, for the term of exercise of the post of the substituted Executive Officer, excluded the right to vote at Board of Executive Officers meetings.

§2 - Should a vacancy occur in the office of an Executive Officer, a substitute member may be elected by the Board of Directors after consulting with the Chief Executive Officer to complete the remaining term of the substituted officer.

§3 - Should a vacancy occur in the office of the Chief Executive Officer, the Senior Vice-President shall substitute the Chief Executive Officer, accumulating his own duties, rights and responsibilities with those of the Chief Executive Officer until the Board of Directors holds a new election for the office of Chief Executive Officer.

Article 21 - The Board of Executive Officers shall meet on an ordinary basis once at each 15 (fifteen) days and extraordinarily whenever called by any of the Executive Officers.

Article 22 - The meetings of the Board of Executive Officers shall only begin with the presence of the majority of its members and these shall deliberate upon the affirmative vote of the majority of them.

Sole Paragraph - The Chief Executive Officer, in the event of a tie, shall have, together with his regular vote, the casting vote.

Article 23 - The Chief Executive Officer shall chair the meetings of the Board of Executive Officers pursuing the consensual approvals amongst its members.

Sole Paragraph - When there is no consent among members of the Board of Executive Officers, the Chief Executive Officer may (i) withdraw the subject from the agenda, and/or (ii) attempt to form a majority, including, in the event of a tie, with the use of his casting vote, or (iii) submit the matter to the Board of Directors’ decision.

Section III – Duties

Article 24 - The Board of Executive Officers shall be jointly responsible for:

I. approving the Company's general policies on human resources; monitoring the execution of the approved policies, and the alignment of its controlled companies to such policies;

II. complying with the general business guidelines set forth by the Board of Directors and monitoring the strategic alignment of its controlled companies to them;

III. preparing and submitting, annually, to the Board of Directors, the Company's and its controlled companies strategic guidelines and the business plan, and monitoring their execution by controlled companies and producing and providing reports to the Board of Directors with specific performance indicators;

IV. preparing and submitting the Company's and its controlled companies annual and multi-annual investments budgets to the Board of Directors, complying them and ensuring compliance by the controlled companies;

V. approving the investment and/or divestiture opportunities to the Company and its controlled companies and the acquisitions, directly or indirectly, of equity participation in others companies, which values exceed the limits of the Board of Executive Officers as defined by the Board of Directors, as well as executing the investment and/or divestiture approved to the Company and monitoring the approved investments and/or divestitures approved to its controlled companies;

VI. approving operations relating to merger, split-off, in which the Company or any of its controlled company is a party or subject, as well as to the incorporation of companies or its transformation in another kind of companies which values exceed the limits of the Board of Executive Officers as defined by the Board of Directors;

VII. approving the Company's and its controlled companies finance policies and executing or, related to the controlled companies, monitoring the execution of the approved policies;

VIII. submitting to the Board of Directors the issuance by the Company of securities for public distribution, including the issuance of simple debentures, not convertible into shares and without collateral;

IX. preparing in each fiscal year the Annual Administration Report and Financial Statements to be submitted to the Board of Directors and, later, to the General Meeting;

X. submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of Company dividends and, when necessary, the capital budget;

XI. assuring the compliance with the Company's code of conduct, as established by the Board of Directors;

XII. approving the policies and the annual audit plan of the Company, including to be applied in the controlled companies.

XIII. approving the Company's and its controlled companies policies on corporate responsibility, such as the environment, health, safety and social responsibility, implementing or, related to the controlled companies, monitoring the implementation of the approved policies regarding those issues;

XIV. approving the purchase of, sale of and placing of liens on fixed assets including securities, the contracting of services, including to the controlled companies, all in accordance with the criteria and limits established by the Board of Directors;

XV. authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the Company, being empowered to establish standards and delegate powers, including to the controlled companies, within the limits defined by the Board of Directors for the Board of Executive Officers;

XVI. approving any reformulation, alteration, or amendment of Shareholders’ Agreements, or of consortia contract or among consortia members, of companies or consortia in which the Company is a party;

XVII. opening and closing of any Company’s and, in the lack of assignment to its controlled companies, their branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XVIII. authorizing the undertaking of commitments, waiver of rights and transactions of any nature, being empowered to establish standards and delegate powers within the limits defined by the Board of Directors; and

XIX. submitting the stock option plans in the benefit of its managers and employees to the Board of Directors.

XX. approving any subject which is not under the General Meeting or Board of Directors exclusive duty, as provided in these By-laws, or by the law

§1 - The Board of Executive Officers shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other entities in which the Company participates, directly or indirectly, in accordance with the policies and guidelines established by the Board of Directors.

§2 - The Board of Executive Officers shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the Company participates directly or indirectly, in accordance with the policies and guidelines established by the Board of Directors.

§3 - When formulating the proposals for the Company’s policies, as well as when monitoring their compliance by the controlled companies, the Board of Executive Officers should respect the peculiarities of such companies and its business.

Article 25 - The responsibilities of the Chief Executive Officer are to:

I – call for and take the chair at meetings of the Board of Executive Officers;

II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III - coordinate and supervise the activities of the others Executive Officers; IV - coordinate the decision making process of the Board of Executive Officers; V. coordinate the relations between the Board of Executive Officers and the Board of Directors and the Fiscal Council, supplying those bodies with the necessary human and material resources for the accomplishment of their duties; and

VI. keep the Board of Directors informed about the activities of the Company and of its controlled companies.

VII together with the other Executive Officers, prepare the Annual Administration Report and draw up the Financial Statement;

Sole Paragraph – Disregarding the others duties set forth as an Executive Officer, the Senior Vice President shall replace the Chief Executive Officer in its temporary impediment or absence, as well as, in the vacancy of office until the election by the Board of Directors of a new Chief Executive Officer

Article 26 - The Executive Officers are to:

I - organize and implement the services and functions which are assigned to;

II - participate in meetings of the Board of Executive Officers, contributing to the definition of the policies to be followed by the Company and the controlled companies, and reporting on matters of the respective areas of supervision and coordination; and

III - comply with and ensure compliance with the policy and general guidance of the Company's and the controlled companies business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities.

Section IV - Representatives

Article 27 - The Company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by

2 (two) members of the Board of Executive Officers, jointly, or by 2 (two) proxies established in accordance with §1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which the powers granted shall be specified, the term of validity of powers of attorney "ad negotia" expiring on December 31 of the year in which it is granted.

§2 - The Company may, moreover, be represented by a single proxy:

I - at any of the general meetings of shareholders, or equivalent, of the companies, consortia and other entities in which it participates;

II - for acts arising out of the exercise of powers specified in a power of attorney "ad judicia";

III - at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; and

IV - in any other circumstances, when necessary, pursuant specific delegation establish by the Board of Executive Officers.

§3 - Summons and judicial or extrajudicial notifications shall be made in the name of the Chief Executive Officer or of the Executive Officer responsible for Investor Relations.

CHAPTER VII – FISCAL COUNCIL

Article 28 - The Fiscal Council, when installed, shall be formed of 03 (three) effective members and an equal number of alternates, elected by the General Meeting, all residents in the country and highly qualified, in accordance with the impediments and requirements established by the Lei 6404/76, shareholders or not, whose which 01 (one) of them shall be elected by shareholders which are not part of the controlling stake, in a separate voting regime, and the remaining elected by the controlling shareholders.

§1 - The members of the Fiscal Council shall take office by means of signing the office term in the Fiscal Council Minute and Opinion Book which shall include the statement of knowledge and the obligation to be in compliance with the applicable rules of: (i) the contracts that may be signed by the Company with stock exchange entities or maintaining entity of organized over-the-counter market, dully registered by the Brazilian Exchange Commission (CVM), in order to be in compliance with the corporate governance standards established by those entities, being responsible as applicable to comply with those contracts and respective rules regarding differed corporate governance practices, if applicable; and (ii) the Company’s manuals, codes, policies and internal rules, as well as any Shareholders Agreement filed in the Company’s headquarters.

§2 - Besides the mandatory reimbursement of the transport and accommodation expenditures necessary to the accomplishment of their duties, the Fiscal Council members shall be entitled to a compensation to be defined by the General Meeting which elects them, in accordance with the applicable limits established by the law.

Article 29 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

Article 30 - In their absence or temporary impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.

Sole Paragraph - Should an unjustified absence of 02 (two) consecutives meetings or 04 (four) alternated meeting occur, the member of the Fiscal Council shall be replaced, for the term of his office, by the respective alternate.

Article 31 - The Fiscal Council shall exercise the functions attributed to it by prevailing legislation, and shall provide, with minimum notice of 30 (thirty) days prior to the Ordinary General Meeting, a report on the documentation as established in Article 133 of Law 6404/76.

Sole Paragraph - Within 20 (twenty) days as of theirs Office, the members of the Fiscal Council shall prepare and approve an internal regiment providing the procedures to rule the duties above mentioned.

CHAPTER VIII - FINANCIAL YEAR AND DISTRIBUTION OF PROFITS

Article 32 - The fiscal year of the Company shall be of 12 (twelve) months and shall finish on December 31, when the Financial Statement shall be prepared, and shall be observed the following rules regarding the distribution of results:

I. from the profit of the fiscal year shall be deducted, prior to any profit share participation, the accumulated losses and the income tax provision;

II. from the remaining profit shall be calculated the amount related to the administrators profit share participation, in accordance with the limits of the law;

III. from the net profit of the fiscal year, it shall be appointed:

a) 5% (five percent) for the constitution of the legal reserve, until it reaches 20% (twenty percent) of the Capital Stock;

b) from 5% (five percent) to 75% (seventy five percent) for the constitution of a Investments and Working Capital Reserve, to be employ in the Company or in its controlled companies, set forth that:

(i) its constitution shall not impair the shareholders rights to the mandatory dividend set forth in the item "c" below;

(ii) its balance, as well as the balance of the remaining profit reserves, except for the reserves for contingencies and profits to be taken shall not exceed the Capital Stock, in which case the exceeding value shall be capitalized or distributed;

iii) the reserve is to assure investments in fixed assets or additions to the working capital, including debt amortization, regardless the profit retainer related to the capital budget, and its balance may be used in the absorption of losses, whenever it is necessary, in the distribution of dividends, at any time, in shares redemption, repayment or share acquisition operations, as authorized by the law, and in the incorporation to the Capital Stock including by means of bonus in new shares.

c) for the payment of the mandatory dividend to the shareholders, 25% (twenty five percent) of the net profit, decreased or increased (i) by the amount appointed to the constitution of the legal reserve and (ii) by the amount appointed to the constitution of the contingencies reserve and by the reversion of the same reserve accumulated in the previous fiscal years, limiting the mandatory dividend to the amount of net profit verified in the respective fiscal year and registering the spread as profits to be taken.

Article 33 - At the proposal of the Board of Executive Officers, the Board of Directors may determine the preparation of the Financial Statement in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in the balances sheets as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Sole Paragraph - The General Meeting may decide to capitalize reserves established in semester or intermediate Financial Statements.

Article 34 - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, §7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend, such amount for all legal purposes forming the sum of the dividends distributed by the Company.

Article 35 - The General Meeting, observing the related limits of the law, may grant profit sharing to the administrators, as long as the mandatory dividend, set forth in Article 34, III, "c" above, is distributed to the shareholders.

Sole Paragraph - Whenever the interim Financial Statement is prepared, and based on it, intermediate dividends are paid in amount less then 25% (twenty five percent) upon the net profit of the period, calculated as set forth in Article 34, III, "c", the Board of

Directors, "ad referendum" of the General Meeting, may determinate the payment of semester profit sharing for the members of the Board of Executive Officers.

Article 36 - The dividends and interest on stockholders' equity mentioned in the Article 36 shall be paid at the times and at the places specified by the Board of Executive Officers, those not claimed within 3 (three) years after the date of payment will be reverted in favor of the Company.

CHAPTER IX – DISSOLUTION OF THE COMPANY

Article 37 - The Company shall go into liquidation in the event of circumstances established by law, or following a decision to this effect by the General Meeting, which shall, in any event, establish the form of liquidation, appoint the liquidator and the members of the Board of Auditors, if it is decided that this latter body shall function during the liquidation period, and shall also establish the remuneration of the same body.

CHAPTER X - THE BY-LAWS AMENDMENT SCHEDULE

Article 38 - These By-laws shall contain an annexed schedule which will list its amendments during the term of duration of the Company.

CHAPTER XI – THE TEMPORARY PROVISIONS

Article 39 – The Audit Committee elected by the General Meeting held in 2005 shall continue to be formed of 5 (five) members and their respective alternates, not being, exceptionally, applied the provision set forth in the Article 28 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2005

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

By:	/S/ Leonardo Dutra de Moraes Horta
Name: Leonardo Dutra de Moraes Horta Title: Investors Relation Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assum ptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.